ATCO
GROUP

Corporate Office

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

October 6, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed October 3, 2008 for symbol CU
- Corporation's Form 1, filed October 3, 2008 for symbol CU.X
- Corporation's Form 1, filed October 3, 2008 for symbol CU.PR.A
- Corporation's Form 1, filed October 3, 2008 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

dlp
10/23

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	09/01/2008 - 09/30/2008

Summary

Issued & Outstanding Opening Balance :	81,913,186	As at :	09/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	20,700		
Issued & Outstanding Closing Balance :	81,933,886		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2008	Conversion (General)	20,700
Totals		20,700

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/03/2008
Last Updated:	10/03/2008

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	09/01/2008 - 09/30/2008

Summary

Issued & Outstanding Opening Balance :	43,591,684	As at :	09/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-20,700		
Issued & Outstanding Closing Balance :	43,570,984		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
09/30/2008	Conversion (General)	-20,700
Totals		-20,700

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/03/2008
Last Updated:	10/03/2008

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	09/01/2008 - 09/30/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/03/2008
Last Updated:	10/03/2008

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	09/01/2008 - 09/30/2008

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	09/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	10/03/2008
Last Updated:	10/03/2008

END